July 30, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:    Larry Spirgel, Assistant Director;
Joseph Cascarano, Staff Accountant;
Robert Littlepage, Accountant Branch Chief

RE:	PRA Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 ("Form 10-K") Filed February 28, 2018 File No. 000-50058

Gentlemen:
On behalf of PRA Group, Inc. (the “Company,” “we” or “our”) I submit the following response to your letter dated July 19, 2018, concerning the above referenced filing.  To facilitate your review, your comment has been repeated and italicized below.
Form 10-K for Fiscal Year Ended December 31, 2017
Consolidated income statements, page 46

1.
We have reviewed your response to prior comment 1 and the information provided in our conference call on July 18, 2018. We continue to believe your presentation of netting net allowance charges against income recognized on finance receivables is not appropriate as net allowance charges are not a component of revenues. Furthermore, your presentation does not comply with the guidance in Article 5 or Article 9 of Regulation S-X, as neither permits the provision for doubtful accounts and notes, or provision for loan losses, respectively, to be netted against the revenue line item. Please revise future filings to separately present total revenues, exclusive of the net allowance reversals.

Response:
The Company has considered the comment in your letter dated July 19, 2018 and will be making the requested changes in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which will be filed the week of August 6, 2018. If you have any questions, please feel free to contact me at (757) 351-2023. I am available to discuss our response with you at your convenience.

PRA Group, Inc.

/s/ Peter M. Graham
Peter M. Graham
Chief Financial Officer